SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              SCHEDULE TO

          Tender Offer Statement under Section 14(d)(1) or
       Section 13(e)(1) of the Securities Exchange Act of 1934

                           (Amendment No. 2)

                              HIA, INC.
                  (Name of Subject Company (issuer))

                              HIA, INC.
                           (Offeror/Issuer)
  Names of Filing Persons (identifying status as offeror, issuer or other person)


               COMMON STOCK, $0.01 PAR VALUE PER SHARE
                   (Title of Class of Securities)

                               404192106
                (CUSIP Number of Class of Securities)


                          ALAN C. BERGOLD
                              PRESIDENT
                              HIA, INC.
                         4275 FOREST STREET
                       DENVER, COLORADO 80216
                           (303) 394-6040

           (Name, address, and telephone numbers of person
         authorized to receive notices and communications on
                      behalf of filing persons)

                               Copy to:

                      ANDREW L. BLAIR, JR., ESQ.
                       SHERMAN & HOWARD L.L.C.
                 633 SEVENTEENTH STREET, SUITE 3000
                        DENVER, COLORADO 80202
                           (303) 297-2900


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]         third-party tender offer subject to Rule 14d-1.

[x]         issuer tender offer subject to Rule 13e-4.

[ ]         going-private transaction subject to Rule 13e-3.

[ ]         amendment to Schedule 13D under Rule 13d-2.


INTRODUCTORY STATEMENT

      This Amendment No. 2 to Schedule TO amends and supplements the Schedule TO previously filed on October 27, 2000, as amended by Amendment No. 1 thereto filed on November 6, 2000 (the "Schedule TO") relating to a tender offer by HIA, Inc., a New York corporation, to purchase up to 3,000,000 shares of common stock, par value $.01 per share, at a price of $.25 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2000 and the related Letter of Transmittal.


ITEM 4.  TERMS OF THE TRANSACTION.

      The phrase "sole judgment" in item (b) of "Section 6.
Conditions of the Offer" of the Offer to Purchase is hereby deleted and the phrase "reasonable judgment" is inserted in lieu thereof.

      The last sentence in "Section 6. Conditions of the Offer" of the Offer to Purchase is hereby deleted in its entirety.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In the Offer to Purchase, "Section 9.  Source and Amount of
Funds" is hereby amended to read in its entirety as follows:

           "Assuming that the Company purchases 3,000,000 shares pursuant to the offer at a purchase price of $.25 per share, net to the sellers in cash, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the offer, to be approximately $850,000. The Company anticipates that the funds necessary to pay those costs will be borrowed from Wells Fargo Bank West, N.A. (the "Bank"). We have received a commitment from the Bank to provide a new loan in the amount of $500,000 and to amend our existing line of credit to permit up to $350,000 of borrowings under the line to be used for the repurchase of shares in this offer.

           Under the terms of the new loan, we will make monthly principal payments of $8,333.33, together with accrued interest thereon, commencing on January 31, 2001. A final payment of all remaining principal and accrued interest will be due on December 31, 2005. The new loan will bear interest at a rate of 1/8% below the Bank's prime rate. We intend to apply the full amount of the new loan to the costs of the offer and to draw the remaining funds needed from the amended line of credit.

           Under the amended line of credit, we will pay interest on the outstanding balance at the Bank's prime rate, payable monthly. The amended line of credit expires and is payable in full on December 31, 2002.

           All of the Company's borrowings from the Bank are secured by its inventory, accounts receivable, equipment and general intangibles. The total amount borrowed from the Bank under all loan facilities cannot exceed the lesser of $5,000,000 or a borrowing base tied to the Company's receivables and inventory. As of October 18, 2000, the borrowing base was just under $5,000,000 and the total principal amount owed to the Bank was $3,078,500. As of that date, the Company would have had approximately $1,900,000 in available borrowings under the new loan and the amended line of credit. Although it is not possible to predict with certainty what the borrowing base or the amount of other outstanding borrowings will be as of the closing of the purchase of shares in this offer, the Company believes, based on its analysis of its financial condition and borrowing needs through the end of 2000, that the borrowings available from the Bank under the new loan and the revolving line of credit will be more than adequate to pay the $850,000 aggregate cost of the offer if all 3,000,000 shares are purchased.

           The Bank's commitment with respect to the new loan and the amended line of credit are conditional upon: (i) the absence of any default of the Company to the Bank on any existing credit facilities; and (ii) the negotiation and execution of final agreements.

           If we are unable to close the new loan and the amended line of credit, then we will attempt to procure alternative financing for the purchase of the shares. There can be no assurance that we will be able to find alternative financing on acceptable terms or at all.

           We intend to repay the new loan and the amended line of credit through cash flow from operations.

           It is estimated that we will incur approximately $100,000 in financing, legal and other one-time charges associated with the tender offer. Those charges are included in the $850,000 maximum cost estimate given above."

ITEM 12.  EXHIBITS

      (a)(1)-4 Form of Letter to Shareholders of the Company, dated November 29, 2000, from Alan C. Bergold, President of the Company.


                              SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

November 29, 2000                   HIA, INC.


                                    By: /s/ ALAN C. BERGOLD
                                      -------------------------------
                                          Alan C. Bergold
                                          President




                           INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
-------------     ------------------

      (a)(1)-1  Form of Offer to Purchase, dated October 30, 2000.*

      (a)(1)-2 Form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.*

      (a)(1)-3 Form of Letter to Shareholders of the Company, dated October 30, 2000, from Alan C. Bergold, President of the Company.*

      (a)(1)-4 Form of Letter to Shareholders of the Company, dated November 29, 2000, from Alan C. Bergold, President of the Company.

      (a)(2)-1 Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

      (a)(2)-2  Form of Letter to Clients for Use by Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*

      (a)(2)-3  Form of Notice of Guaranteed Delivery.*

      (b)-1 Commitment Letter from Wells Fargo Bank West, N.A. dated October 20, 2000.*

      (b)-2 Second Amended and Restated Credit Agreement, dated as of May 24, 1999, by and among CPS Distributors, Inc., Water Systems, Inc., and Western Pipe Supply Co., Inc. as Borrower and Norwest Bank Colorado, National Association as Lender, and Amended and Restated Guaranty thereof, executed by HIA, Inc. for the benefit of Norwest Bank Colorado, National Association, incorporated by reference from Exhibits 10.1 and 10.2 of the Subject Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 1999 are incorporated herein by reference.*

      (d) Form of Employment Agreement between Company and its executive officers, filed as an example of the Employment Agreements between the Company and each of Messrs. Bergold, Bentley and Champlin.*

      (g)       Not applicable.

      (h)       Not applicable.

* Previously filed


                  FORM OF LETTER TO SHAREHOLDERS
             FROM ALAN C. BERGOLD, PRESIDENT OF COMPANY

                                                     EXHIBIT (A)(1)-4

                     [HIA, Inc. Letterhead]

To the Shareholders of HIA, Inc.

Dear Fellow Shareholder:

     Earlier this month you should have received an Offer to Purchase in which HIA, Inc. offered to repurchase up to 3,000,000 shares of its common stock for $0.25 per share. In talking to shareholders, we have discovered that some shareholders have questions about the offer. This letter is intended to answer some of those questions.

     HIA, Inc. was formerly known as "Housing Industries of America, Inc." and that name may appear on your stock certificate. The company went public in 1980 through Wall Street West, Inc. (now defunct). HIA's stock is quoted on the OTC Bulletin Board, but is only sporadically traded. To obtain further information about HIA, you can access our periodic reports and other filings on the SEC's Internet web site at http://www.sec.gov. and you can get current quotes on our stock at http://www.otcbb.com under our symbol "HIAI."

     The Offer to Purchase is not a solicitation to sell you anything. A number of shareholders apparently discarded the packet of information they received believing that we were offering to sell stock rather than offering to repurchase stock. If you have lost or discarded your packet of information, or did not receive it, please call me at (303) 394-6040 and I will see that you get another copy.

     Each shareholder is entitled to tender up to 100% of his or her shares. If more than a total of 3,000,000 shares are tendered, the shares to be purchased will be selected through the pro ration mechanism described in the Offer to Purchase. However, there is no limit on the number of shares that any given shareholder may tender.

     To accept the offer, all you need to do is complete the Letter of Transmittal that accompanied the Offer to Purchase and return it, together with your stock certificate, to our transfer agent, Computershare, at the address given in the Letter of Transmittal. If your shares are held in street name, you can instruct your broker or other nominee to complete the Letter of Transmittal and tender your shares for you.

     If you are unable to locate your stock certificate, you can still tender your shares. In order to do so, you will need to complete a lost certificate affidavit and indemnity agreement and post a bond protecting the Company against loss in the event that your certificate later turns up in the hands of a bona fide purchaser. All of that can be arranged through Computershare. To receive the necessary documentation and information, you can either call Computershare at (303) 986-5400 or complete and send in the Letter of Transmittal, checking the box provided to indicate that your certificate has been lost. In either case, Computershare will provide you with the necessary forms to complete and sign. Because the offer expires on December 15, 2000, we recommend that you call Computershare to make sure that you get the necessary documents in time to complete and return them before the deadline.

         Please feel free to call with any questions.

                                    Yours truly,

                                    /s/ ALAN C. BERGOLD
                                    -------------------------------
                                    Alan C. Bergold, President